SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: November 6, 2015

BONSO ELECTRONICS INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary

Tel: (852) 2605-5822 Fax: (852) 2691-1724

Email: albert@bonso.com

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__ Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ___X__

TABLE OF CONTENTS

REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2015 ON FORM 6-K

Page

Consolidated Financial Statements

Unaudited Consolidated Balance Sheet as of September 30, 2015 and
Audited Consolidated Balance Sheet as of March 31, 2015	3

Unaudited Consolidated Statements of Operations and Comprehensive
Income for the Six-Month Periods Ended September 30, 2015 and September 30, 2014	4

Management’s Discussion and Analysis of Financial Condition and
Results of Operations	5

Liquidity and Capital Resources	7

Stock Repurchase Program	7

Signature	8

Exhibits	9

99.1 Press Release disclosing Results of Operations dated November 3, 2015.

Consolidated Balance Sheets

(Expressed in United States Dollars)

	September 30	March 31
	2015	2015
	$ in thousands	$ in thousands
	(unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	1,596	3,027
Trade receivables, net	3,481	1,306
Inventories	2,242	3,121
Income tax recoverable	277	39
Other receivables, deposits and prepayments	397	1,154
Financial instruments at fair value	—	391

Total current assets	7,993	9,038

Investment in life settlement contracts	136	136
Other intangible assets	3,971	4,119
Property, plant and equipment, net	12,386	12,484

Total assets	24,486	25,777

Liabilities and stockholders’ equity

Current liabilities
Bank overdrafts - secured	434	—
Notes payable	1,016	1,830
Accounts payable	5,415	4,791
Accrued charges and deposits	3,156	3,117
Income tax liabilities	7	7
Short-term bank loans	808	3,376
Payable to affiliated party	—	66
Current portion of long-term debt and capital lease obligations	23	23
Financial instruments at fair value	84	84
Loan from affiliated party - current portion	135	135

Total current liabilities	11,078	13,429

Financial instruments at fair value - non current portion	112	112
Capital lease obligations, net of current portion	34	45
Loan from affiliated party - non current portion	269	336

Total liabilities	11,493	13,922

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Sep 30, 2015 and Mar 31, 2015 - 5,577,639, outstanding shares: Sep 30, 2015 and Mar 31, 2015 – 5,246,903 shares	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost: Sep 30, 2015 and Mar 31, 2015 - 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(10,744)	(11,699)
Accumulated other comprehensive income	3,417	3,234

	12,993	11,855

Total liabilities and stockholders’ equity	24,486	25,777

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Six months ended September 30, 2015	Six months ended September 30, 2014
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net sales	12,833	14,579
Cost of sales	(9,516)	(12,243)

Gross profit	3,317	2,336

Selling expenses	(258)	(498)
Salaries and related costs	(1,191)	(1,197)
Research and development expenses	(197)	(201)
Administration and general expenses	(1,337)	(1,131)
Other income	825	616

Income / (loss) from operations	1,159	(75)
Interest income	7	1
Interest expenses	(77)	(74)
Foreign exchange loss	(129)	(22)

Income / (loss) before income taxes	960	(170)
Income tax expense	(5)	—

Net income / (loss)	955	(170)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	183	(901)

Comprehensive income / (loss)	1,138	(1,071)

Earnings / (loss) per share

Weighted average number of shares outstanding	5,246,903	5,246,903

Earnings / (loss) per share ( in U.S.Dollars per share)
- basic and diluted	0.18	(0.03)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products.

During the six-month period ended September 30, 2015, our net sales decreased approximately $1.7 million, or 12.0% as compared to the six-month period ended September 30, 2014. The primary reason for the decrease in net sales was the decreased overall demand for our products during the period after we had given up production of lower margin electronic scales products. Together with the effort in reducing cost of goods sold, during the six-month period ended September 30, 2015, we recognized a net income of approximately $0.95 million for the six-month period ended September 30, 2015, as compared to a net loss of approximately $0.17 million during the six-month period ended September 30, 2014.

On November 3, 2015, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2015. A copy of this press release is attached to this Form 6-K as exhibit 99.1.

Results of Operations

Six-Month Period Ended September 30, 2015 Compared to the Six-Month Period Ended September 30, 2014

Net Sales. During the six-month period ended September 30, 2015, our sales decreased 12.0% or approximately $1,746,000 from approximately $14,579,000 for the six-month period ended September 30, 2014 to approximately $12,833,000. The decreased sales were primarily the result of a decrease in demand for our products during the period after we had given up production of lower margin electronic scales products.

Cost of Sales. During the six-month period ended September 30, 2015, cost of sales decreased to approximately $9,516,000 from approximately $12,243,000 during the six-month period ended September 30, 2014, a decrease of approximately $2,727,000 or 22.3%. As a percentage of sales, the cost of sales decreased from 84.0% to 74.2%. Cost of sales decreased primarily because of elimination of production of certain lower margin electronic scales products, together with reduction in subcontracting work to third parties.

Gross Margin. As a result, gross margin as a percentage of revenue increased to 25.8% during the six-month period ended September 30, 2015 as compared to 16.0% during the same period in the prior year.

Selling Expenses. Selling expenses decreased by 48.2% or approximately $240,000 from approximately $498,000 for the six-month period ended September 30, 2014 to approximately $258,000 for the six-month period ended September 30, 2015. The decrease was primarily the result of decreased shipping cost due to less air shipments arranged during the six-month period ended September 30, 2015, compared to the same period in the prior year.

Salaries And Related Costs. Salaries and related costs decreased by 0.5% or approximately $6,000 from approximately $1,197,000 for the six-month period ended September 30, 2014 to approximately $1,191,000 for the six-month period ended September 30, 2015. This decrease was a result of the reduction in total staff after the elimination of production of certain lower margin electronic scales products.

Research And Development Expenses. Research and development expenses decreased by 2.0% or approximately $4,000 from approximately $201,000 for the six-month period ended September 30, 2014 to approximately $197,000 for the six-month period ended September 30, 2015. As a percentage of sales, research and development expenses increased from 1.4% to 1.5%.

Administration And General Expenses. Administration and general expenses increased by 18.2% or approximately $206,000 from approximately $1,131,000 for the six-month period ended September 30, 2014 to approximately $1,337,000 for the six-month period ended September 30, 2015. The increase was primarily the result of increased consultation fee for IT system upgrade and training, and for professional fee on preparation and submission of plans and documents in obtaining the necessary governmental approvals for the redevelopment of the Shenzhen factory into a high-end commercial complex in a few years.

Other Income. Other income increased approximately $209,000 from approximately $616,000 for the six-month period ended September 30, 2014 to approximately $825,000 for the six-month period ended September 30, 2015. The increase was primarily the result of the rental income generated from the lease of the factory at Shenzhen, PRC and from the lease of production floor space and machinery to third parties at Xinxing, PRC.

Income / (loss) From Operations. As a result of the above changes, income from operations was approximately $1,159,000 for the six-month period ended September 30, 2015, compared to a loss from operations of approximately $75,000 for the six-month period ended September 30, 2014, an increase of approximately $1,234,000.

Interest Income. Interest income increased from approximately $1,000 for the six-month period ended September 30, 2014 to approximately $7,000 for the six-month period ended September 30, 2015. The increase was primarily the result of the interest generated from a term deposit placed with higher interest rate.

Interest Expenses. Interest expenses increased 4.1%, or approximately $3,000 from approximately $74,000 for the six-month period ended September 30, 2014 to approximately $77,000 for the six-month period ended September 30, 2015. The increase of interest expenses was the result of the increased utilization of the Company’s banking facilities.

Foreign Exchange Loss. Foreign exchange loss increased 486.4% or approximately $107,000 from a loss of approximately $22,000 for the six-month period ended September 30, 2014 to a loss of approximately $129,000 for the six-month period ended September 30, 2015. The increase in foreign exchange loss was primarily attributable to loss in exchange to United States Dollars from proceeds from sales in Chinese Yuan, after the depreciation of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2015.

Net Income / (loss). As a result of the above changes, net income increased from a loss of approximately $170,000 for the six-month period ended September 30, 2015 to a net income of approximately $955,000 for the six-month period ended September 30, 2015, an increase of approximately $1,125,000.

Foreign Currency Translation Adjustments, Net of Tax.  Foreign currency translation adjustments, net of tax increased from a loss of approximately $901,000 for the six-month period ended September 30, 2014 to a gain of approximately $183,000 for the six-month period ended September 30, 2015, an increase of approximately $1,084,000.  The gain was primarily attributable to balance sheet revaluation of liabilities denominated in the Chinese Yuan, as a result of the depreciation of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2015.

Comprehensive Income / (loss).  As a result of the factors described above, comprehensive income increased from a loss of approximately $1,071,000 for the six-month period ended September 30, 2014, to an income of approximately $1,138,000 for the six-month period ended September 30, 2015.

Liquidity and Capital Resources

We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities.

As of September 30, 2015 we had approximately $1,596,000 in cash and cash equivalents as compared to approximately $3,027,000 as of March 31, 2015. Our working capital position improved, during the six months ended September 30, 2015, although it remained negative. At September 30, 2015 working capital was negative $3,805,000 compared to negative $4,391,000 at March 31, 2015. We believe that the improvement was the result of decreased capital expenditure in construction and increased income generated from operations, during the six-month period ending September 30, 2015.

We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the foreseeable future.

Stock Repurchase Program

On September 17, 2015, the Company's Board of Directors authorized a new program (the “New Share Repurchase Program”) for the Company to repurchase up to another $1,500,000 of its common stock. The New Share Repurchase Program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. During the six-month periods ended September 30, 2014 and 2015, the Company has not purchased any shares of its common stock under the New Share Repurchase Program and the Company may, from time to time, repurchase shares of its Common Stock under this program. The Company had previously authorized a program for the Company to repurchase up to $3,000,000 of its common stock and under this plan, had purchased 330,736 shares valued at $1,462,325. This authorization to repurchase shares under the New Share Repurchase Program increased the aggregate amount available for repurchase under the New Share Repurchase Program and the previous program to $3,037,675.

Exhibits

99.1 Press Release disclosing Results of Operations dated November 3, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: November 6, 2015	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary

Exhibit 99.1

PRESS RELEASE

Bonso Reports Half Year Results

HONG KONG, November 3, 2015 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced its unaudited results for the six-month period ended September 30, 2015.

Bonso reported a net income for the six-month period ended September 30, 2015 of $0.95 million or $0.18 basic and diluted earnings per share, as compared to a net loss of $0.17 million or $0.03 basic and diluted loss per share posted during the six-month period ended September 30, 2014. Net sales for the six-month period ended September 30, 2015 decreased 12.0% to $12.8 million from $14.6 million for the six-month period ended September 30, 2014.

Mr. Anthony So, Chairman and CEO stated: “We are pleased that our cost reduction plan was effective. As a result, our gross profit margins improved from 16.0% for the six-month period ended September 30, 2014, to 25.8% for the six-month period ended September 30, 2015.”

Mr. So said further: "We have further strengthened our balance sheet by reducing $2.95 million of bank loans and notes payable during the six months ended September 30, 2015. As a result, our debt to equity ratio decreased from 117.4% on March 31, 2015, to 88.5% on September 30, 2015. We believe that our shares are undervalued, and we intend to repurchase our shares in the market as announced previously. Also, we are focusing on developing new products with our existing and potential customers, and reducing our manufacturing costs and material costs, to increase our profitability. We are continuing our efforts to change the land use rights for our old factory and to position the Company to enter the property development market. ”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' “our strategy” or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

The diluted net loss per share was the same as the basic net loss per share for the six-month periods ended September 30, 2014 and 2015 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

-- Tables to Follow –

Consolidated Balance Sheets

(Expressed in United States Dollars)

	September 30	March 31
	2015	2015
	$ in thousands	$ in thousands
	(unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	1,596	3,027
Trade receivables, net	3,481	1,306
Inventories	2,242	3,121
Income tax recoverable	277	39
Other receivables, deposits and prepayments	397	1,154
Financial instruments at fair value	—	391

Total current assets	7,993	9,038

Investment in life settlement contracts	136	136
Other intangible assets	3,971	4,119
Property, plant and equipment, net	12,386	12,484

Total assets	24,486	25,777

Liabilities and stockholders’ equity

Current liabilities
Bank overdrafts - secured	434	—
Notes payable	1,016	1,830
Accounts payable	5,415	4,791
Accrued charges and deposits	3,156	3,117
Income tax liabilities	7	7
Short-term bank loans	808	3,376
Payable to affiliated party	—	66
Current portion of long-term debt and capital lease obligations	23	23
Financial instruments at fair value	84	84
Loan from affiliated party - current portion	135	135

Total current liabilities	11,078	13,429

Financial instruments at fair value - non current portion	112	112
Capital lease obligations, net of current portion	34	45
Loan from affiliated party - non current portion	269	336

Total liabilities	11,493	13,922

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Sep 30, 2015 and Mar 31, 2015 - 5,577,639, outstanding shares: Sep 30, 2015 and Mar 31, 2015 – 5,246,903 shares	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost: Sep 30, 2015 and Mar 31, 2015 - 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(10,744)	(11,699)
Accumulated other comprehensive income	3,417	3,234

	12,993	11,855

Total liabilities and stockholders’ equity	24,486	25,777

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Six months ended September 30, 2015	Six months ended September 30, 2014
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net sales	12,833	14,579
Cost of sales	(9,516)	(12,243)

Gross profit	3,317	2,336

Selling expenses	(258)	(498)
Salaries and related costs	(1,191)	(1,197)
Research and development expenses	(197)	(201)
Administration and general expenses	(1,337)	(1,131)
Other income	825	616

Income / (loss) from operations	1,159	(75)
Interest income	7	1
Interest expenses	(77)	(74)
Foreign exchange loss	(129)	(22)

Income / (loss) before income taxes	960	(170)
Income tax expense	(5)	—

Net income / (loss)	955	(170)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	183	(901)

Comprehensive income / (loss)	1,138	(1,071)

Earnings / (loss) per share

Weighted average number of shares outstanding	5,246,903	5,246,903

Earnings / (loss) per share ( in U.S.Dollars per share)
- basic and diluted	0.18	(0.03)